Exhibit 99.5

NICE Actimize Among Profiled Companies in 2016 “Vendor Landscape:
for Mobile Fraud Management Solutions” Industry Analyst Report

NICE Actimize cited for having analytic models specific to mobile wallet provisioning

New York – June 16, 2016 – NICE Actimize, a NICE (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, was among the profiled companies in Forrester Research’s June 2016 “Vendor Landscape: Mobile Fraud Management Solutions” analyst report. The report stated that U.S. mobile payments will exceed $141 billion in 2019, noting that mobile commerce offers fraudsters more options than any other channel.

Outlining solutions’ trends connected to the mobile commerce environment, the Forrester report cited that NICE Actimize provides mobile application and wallet-specific scoring analytic models. The report explained, “NICE Actimize builds customer profiles based on payment, channel, nonmonetary account service data (age of account, etc.) and P2P transaction attributes. The vendor has analytic models specific to mobile wallet provisioning that look at anomalies in the number of accounts provisioned to the device, tokenization, payment transactions, and spatial and temporal velocities of the wallet’s use. The NICE Actimize Fraud Management Hub ingests third party device data, malware and application data to risk score mobile transactions.”

According to Forrester, fraud management solutions offer varied capabilities to dealing with fraud, from purely profiling payment transactions and linking them to mobile devices all the way to reading device attributes and fingerprints and building fraud prediction models. Forrester recommended that financial institutions give more weight to those vendors that integrate mobile data and offer models as well as implement strong reporting on mobile fraud management.

The report also stated, “As the mobile channel is relatively new and its detection not as mature, fraudsters are turning to it in the hopes that they will have an easier time perpetrating fraud initiated from mobile devices.”

“As our financial institution customers work to secure mobile banking applications and services, mobile fraud detection technologies are a core investment area for them,” said Erez Zohar, Vice President & General Manager, Fraud & Cybercrime Management Solutions, NICE Actimize. “Our predictive fraud analytics models are helping them stay ahead of emerging threats and we are committed to investing in technology and systems that offer cross-channel fraud monitoring while meeting mobile banking clients’ evolving needs.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Zohar are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.